FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 2, 2005 (“Telus Mobility Launches Bluetooth®-enabled BlackBerry® Handheld ")	Page No 4

Document 1

Press Release / Communiqué

TELUS Mobility launches Bluetooth®-enabled BlackBerry® handheld

BlackBerry 7250™ offers mobile professionals a single, integrated wireless solution with access to e-mail, corporate data, phone, Web and organizer applications

Scarborough, Ontario and Waterloo, Ontario, March 2, 2005 – TELUS Mobility and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the new BlackBerry 7250 featuring Bluetooth® support for headsets and car kits, a bright full-colour screen, increased memory, full HTML Web browsing and fast data access via TELUS Mobility’s 1X wireless data network.

“The Bluetooth capabilities of the BlackBerry 7250, which allow clients to wirelessly connect to Bluetooth enabled headsets and car kits, along with its new form-factor and enhanced memory, offer business users an exceptionally versatile and powerful mobile communications device,” said Robert Blumenthal, TELUS Mobility’s Vice President of Products and Services. “TELUS Mobility now offers BlackBerry devices that operate on both our national 1X PCS network and our all-in-one Mike iDEN network, meaning we have the right mobile communications solution for any business requirement.”

“The popularity of BlackBerry continues to spread around the world as organizations and individuals embrace wireless connectivity in their workflow and lifestyle,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 7250 provides exceptional form, function and performance for the business professional that wants a superior wireless experience.”

The BlackBerry 7250 offers the powerful functionality associated with other BlackBerry® products as well as the convenience of Bluetooth capability. The new device also features:

  Enhanced e-mail attachment viewing of popular file formats: Microsoft(R)Word, Excel, PowerPoint, PDF, WordPerfect, ASCII, JPG, BMP, GIF, PNG and TIFF
  A large, easy-to-use QWERTY keyboard with highlighted number keys and a bright multi-stage backlight screen that supports over 65,000 colours
  Enhanced memory with 32MB of flash memory and 4MB of SRAM for storing messages, contacts, calendar appointments and pictures
  More than three hours of talk time or eight days of standby time
  Wireless integration with one or multiple existing e-mail accounts
  A push-based wireless architecture that delivers messages automatically to a BlackBerry device without prompting or downloading

For corporate clients, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange or IBM Lotus Domino and works with existing enterprise systems to allow secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft® Exchange, IBM Lotus® Domino, and many popular ISP e-mail accounts) from a single device without the need for server software.

The BlackBerry 7250 is available to TELUS Mobility clients for as low as $399 on a 3-year contract or $549 with no contract.

For clients who depend on Push To Talk™, or PTT™, capability for instant communication, TELUS Mobility also offers the BlackBerry® 7510-powered by Mike®. The device features Mike’s Direct Connect®, a powerful PTT feature that allows users to stay in touch at the push of a button, right across North America.

About TELUS Mobility

TELUS Mobility provides its more than 3.9 million clients across Canada with a full suite of wireless voice, Internet and data services through its PCS and Mike digital wireless networks. For more about TELUS Mobility products, please visit telusmobility.com.

TELUS (TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada, with more than $7.6 billion of annual revenue, 4.8 million network access lines and 3.9 million wireless clients. The company provides subscribers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. For more, please visit telus.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For more information, media may contact:

Mark Langton
TELUS Mobility
(416) 684-3454
mark.langton@telus.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
Research In Motion Investor Relations
(519) 888-7465
investor_relations@rim.com

For product images, please visit telusmobility.com/presskit/blackberry_images.shtml

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The trade-marks Mike, Mike’s Direct Connect, Push To Talk and PTT are used under license from TELUS Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 2, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller